Attorneys and Counselors at Law

Daniel H. April	Of Counsel
Patrick J. Dolan	David F. Cunningham
John M. Hickey	C.W.N. Thompson, Jr.
Megan Hadley Koehler

March 12, 2021

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Investment Company Act of 1940: 811-05201
Post-effective Amendment (“PEA”) No. 157

Dear Ms. Browning:

I state below the above-referenced registrant’s response to the comment received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on March 8, 2021 respecting PEA No. 157 (“PEA 157”) to the registrant’s registration statement, under the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the Thornburg Capital Management Fund (the “Fund”) and filed via EDGAR on Form N-1A on January 28, 2021.

Part C Comment

1.       The staff noted that rule 0-4 under the 1940 Act, adopted by the SEC under the Fixing America's Surface Transportation Act (the "FAST Act") (Release No. 33-10618), requires registrants to include an active hyperlink to information which is incorporated by reference into a registration statement to the extent such information is publicly available on the EDGAR System at the time the registration statement is filed. The staff asked the registrant to confirm PEA 157 is in compliance with the FAST Act.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

March 12, 2021

Response: The registrant confirms that PEA 157 is in compliance with the FAST Act. The registrant notes that several of the exhibits incorporated by reference in Part C of PEA 157 were exhibits that were filed as part of PEA No. 143 under the Securities Act of 1933, as amended, and PEA No. 156 under the 1940 Act (“PEA 156”) to the registrant’s registration statement, which was accepted by the EDGAR System on January 28, 2021 at 5:19 p.m. Eastern Time. PEA 157, which was accepted by the EDGAR System on January 28, 2021 at 5:23 p.m. ET, was filed immediately following PEA 156. At the time of filing PEA 157, those exhibits filed as part of PEA 156 were not publicly available on the EDGAR System and the registrant was not able to include active hyperlinks to those exhibits in PEA 157. Registrant hereby confirms that it will include hyperlinks for exhibits included in PEA 156 in the Part C of the registrant’s next post-effective amendment to the registrant’s registration statement and its next post-effective amendment to its registration statement in respect of the Fund. The registrant also notes that it is not able to include hyperlinks in Part C of its registration statement to any documents that are incorporated by reference to filings made prior to the inception of the SEC’s EDGAR System.

Please contact me or Daniel April with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Megan H. Koehler

Megan H. Koehler

April, Dolan & Hickey, P.C.        Attorneys and Counselors at Law